Contact

www.linkedin.com/in/faresksebati (LinkedIn)
faresksebati.com/ (Personal)

Top Skills

Entrepreneurship
Start-ups
Social Media

Languages

English (Native or Bilingual)
Arabic (Limited Working)

Certifications

Body Language for Leaders
The Lean Startup Stanford E-Corner by Eric Ries
Managing Online Communities
Growth Hacking Fundamentals
Certified Triathlon Coach

Fares Ksebati

CEO at MySwimPro | Forbes 30 Under 30 | Founder of #WorldSwimDay | Best Selling Author | Youtuber
Detroit Metropolitan Area

Summary

MySwimPro helps people improve their performance and health through swimming. We have over one million community members and work with some of the biggest brands in the world. MySwimPro was named by Apple as the Best App of the Year and has been featured in Sports Illustrated and numerous other global publications.

ABOUT ME:
I am an entrepreneur who loves to help people reach their full potential. I'm the Author of two books and my work has been featured by Apple, Forbes, Men's Health, the New York Times, Crains, and Arab America.

I am a YouTuber with three channels that have over 400 million views. I vlog on swimming, travel, entrepreneurship, and early-stage investing.

Let's connect and make magic happen!!

Experience

MySwimPro
Co-Founder & CEO
2015 - Present (8 years)

MySwimPro is a technology and media company that creates mobile and wearable apps that coach swimmers and triathletes. MySwimPro has over one million community members and was named the Best App of the Year by Apple, featured in Sports Illustrated and numerous other global publications.

Detroit Athletic Club
Swim Coach
2014 - 2022 (8 years)

The DAC is the # athletic club in North America which offers first-class athletic programming and business networking. I design engaging practice sessions

3x/week that stimulate swimmers mentally and physically. As an instructor I empower swimmers to achieve their personal fitness goals.

Spirit Shop Inc
Marketing Manager
2014 - 2015 (1 year)

Spirit Shop is the leading eCommerce platform of officially licensed K-12 apparel in the United States. First team member hired after Seed round developing brand strategy, social media, promotions, blogging, and email marketing. Assist in monitoring and optimizing search engine marketing (SEM) campaigns in Google AdWords (PPC), Bing Ads, and retargeting. Worked on analytic reporting and data driven performance modeling.

Challenge Detroit
Fellow
2013 - 2014 (1 year)
Detroit, MI

Develop engaging online content and strategy for Challenge Detroit’s website and social media accounts (YouTube, Facebook, Twitter, LinkedIn, Instagram, Website Blog). Also serving as Social Media Manager and leading all-around marketing efforts. Produced digital media assets at cultural events and team challenges through blogging, video and photography. Moderated monthly TweetChats with a reach over 1m accounts and over 4m impressions.

SwimSpray, LLC
Marketing Associate
May 2013 - August 2013 (4 months)

SwimSpray eliminates chlorine from your hair and skin after swimming. Founded in 2010, the start-up's product allows swimmers to enjoy the water without worrying about the side-effects of pool chemicals. Developed two point of sale product displays that were the first of their kind in the company’s history. These displays are now featured at retailers and swim shops in over 10 states and 2 countries. Directed and produced 30-second commercial that features SwimSpray’s simple to use three-step process (Rinse, Spray, Shampoo). Lead graphic design projects that were featured in national print publications and targeted online sites. Coordinated sponsorship of two summer open-water events in Metro-Detroit.

Grosse Pointe Gators Swim Club
3 years 10 months

Club Manager

August 2011 - June 2013 (1 year 11 months)

Grosse Pointe, MI

The Grosse Pointe Gators Swim Club is a 300 member USA swimming organization that offers residents of Southeastern Michigan a competitive year round swimming program. Managed 200 accounts & staff of 15, overseeing $250,000 in yearly cash inflows. Developed and maintained social media campaign, and provided online technical support for system's users. Transformed club billing & registration process to a be a 100% online paperless system.

Age-Group & Masters Swim Coach

September 2009 - June 2013 (3 years 10 months)

Grosse Pointe, MI

Design innovative practices that stimulate swimmers mentally and physically focusing on technique and aerobic development. Created workouts and season plans that Individualize training based on swimming background, body type and event lineup.

hiredMYway.com

Project Manager

2013 - 2013 (less than a year)

Detroit, MI

hiredMYway.com allows employers to strategically post jobs on over 50 job boards and candidate aggregators. Site analytics give employers full access to the performance of each position across every platform. hiredMYway.com is a Detroit Venture Partners portfolio company. Managed job performance analysis to develop strategic recommendations. Performed test scenarios to evaluate the operational efficiency and performance of jobs on the site. Supported business process improvement, and re-design of website UI.

AquaLab HD Stroke Analysis

Founder

2012 - 2013 (1 year)

I saw the opportunity for a swimming specific video analysis service in the community. Clients receive a DVD with an in-depth analysis of their technique, fluid mechanics and tips for improvement. Swimmers can individualize their plan to meet their specific goals. Developed promotional content, and pricing strategy for integrated marketing plan. Profitable within first 2 weeks of business operations.

SwimSpray, LLC

Summer Marketing Associate

May 2012 - August 2012 (4 months)

Developed brand promotion strategies and creative content for online social media pages: Facebook, Twitter, Youtube – video testimonials, instructional commercials, events. Communicated with CEO and COO weekly, and represented SwimSpray at two summer open-water events in Metro-Detroit.

Education

Wayne State University

Mike Ilitch School of Business, Marketing Major, Economics Minor · (2009 - 2013)

Columbia University in the City of New York

Google CMO Academy, Executive Education Certificate · (2017 - 2017)

Grosse Pointe South High School

· (2005 - 2009)